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NEWS RELEASE

NEW HIGH GRADE COPPER/ZINC INTERCEPTS AT NEVES-CORVO ZINC PLANT CONVERSION TO COPPER PRODUCTION COMPLETED

Toronto, December 1, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") reports that surface and underground drilling has discovered new zones of high-grade copper and zinc mineralization and is expected to add significant new resources at its 100% owned Neves-Corvo mine in southern Portugal.

Commenting on the results of the drill program, Mr. Phil Wright, President and CEO of Lundin Mining said, "We have previously indicated that Neves-Corvo remains underexplored and that we believed significant potential exists for further copper and zinc discoveries.

"In this belief, we have committed significant funds this year and next at Neves-Corvo to discover new copper and zinc resources. This year’s results justify our continuing confidence in what is an extraordinary copper-zinc district", Mr. Wright said.

2008 NEVES-CORVO RESOURCE EXPLORATION UPDATE

A total of 52,000 metres of combined surface and underground drilling has been completed this year at Neves-Corvo. This is the largest, single-year total of drilling ever completed at Neves-Corvo. The goal of this aggressive drilling campaign has been to accelerate the expansion of mine resources that will maximize copper production, expand zinc production and significantly extend mine life. Drilling during the last two years has defined three new mineralized zones adjacent to the Neves-Corvo mine – Lombador South, Lombador East and Lombador North.

Surface drilling in 2007 discovered high-grade copper mineralization within the Lombador South area including hole NE18C which intersected 6.1 metres true width (from 712.9m to 719m) grading 5.38% copper. Underground mine access has now been advanced into this area enabling definition of new zinc and copper resources.

Recent underground drilling along the upper edge of the Lombador South deposit has been successful in expanding copper mineralization within the massive sulphide lens beyond the intersections drilled from surface in 2007. New copper resources are now being delineated in this area for mine planning purposes. Results of this recent underground drilling include the following intercepts:
Drillhole	Interval (m)	Est. True Width (m)	Cu %	Zn %
FL 743	7.15	5.0	2.14	2.57
FL 743	6.00	4.5	2.82	1.36
FL 761	20.60	16.0	2.10	0.13
FL 757	7.65	6.0	3.70	3.93
FL 754	7.95	6.5	2.64	2.22
FL 744	7.15	4.0	3.09	0.12

The 2008 program resulted in the discovery of the Lombador East zinc-copper deposit which is expected to add significantly to the already large resource base. Important drill intercepts helping to define the Lombador East deposit include 89.2 metres true width grading 8.43% zinc in NE32-1 and 71.5 metres grading 8.38% zinc in NF32B-1 (both previously released on July 17, 2008). The Lombador East deposit has now been delineated over a strike length of 250 metres and a dip extent of 300 metres and remains open in all directions.

Two new additional high grade intersections which have not been previously released are shown in the following table:
Drillhole	From (m)	To (m)	Interval (m)	Est. True Width (m)	Cu %	Pb %	Zn %
NF34A	1,190.5	1,239.0	48.5	48.5	0.26	3.39	9.42
incl.	1,190.5	1,204.0	13.5	13.5	0.28	3.47	12.76
NE32A-1	1,127.0	1,146.2	19.2	19.2	0.26	1.63	7.15

Underlying the thick, zinc-rich massive sulphide intercepts at Lombador East is an extensive copper-rich stockwork zone. Intersections of this zone from 2008 drilling are shown in the following table:

Drillhole	From (m)	To (m)	Interval (m)	Est. True Width (m)	Cu %	Pb %	Zn %
NF34*	1,243.0	1,259.0	16.0	16.0	3.92	0.10	0.32
NF32B-1*	1,261.0	1,285.5	24.5	24.5	1.83	0.20	0.73
Incl.	1,281.5	1,285.5	4.0	4.0	5.63	0.15	0.75
NF34A	1,243.0	1,251.0	8.0	8.0	2.16	0.09	2.91
NE28B-2	1,107.0	1,121.2	14.2	14.0	3.03	0.13	0.58
incl	1,110.9	1,118.0	7.1	7.0	4.69	0.18	0.93

*Previously released on July 17, 2008

Another area of significant copper mineralization was also discovered by 2008 surface drilling in the Lombador North area, located 750 metres to the northwest of Lombador East. Drillhole NN26-2 intersected a 24 metre true width section (from 1,243m to 1,267m) of stockwork mineralization grading 2.37% copper, including a 12 metre section grading 3.69% copper. The drillhole spacing in this area is currently very wide, between 250 to 300 metres between intercepts. Additional drilling of this area is planned for 2009 to define an initial copper resource.

ZINC PLANT CONVERSION UPDATE

The Zinc Plant at Neves-Corvo has been successfully modified to produce copper concentrates from the processing of low grade copper/zinc ores in accordance with previously announced plans. All remaining zinc ore stocks were processed during the first week of November with the treatment of copper/zinc ores commencing from November 8th. The facility is operating consistently at a rate of 1,400 dry metric tonnes per day, recovering 87% of the copper contained in ore to a copper concentrate of 24.5% copper grade. This has contributed to record total daily copper ore processing levels in the order of 9,300 dry metric tonnes per day. Current mining rates and broken ore stocks are sufficient to maintain these production levels well into the first quarter 2009. Additional mine development is underway to maintain ore feed to the expanded copper production facilities.

NEVES-CORVO – AN IMPRESSIVE HISTORY OF GROWING MINE RESOURCES

Between startup in 1988 and the end of 2007, the mine has produced 35 million tonnes of copper ore at a grade of 7% copper, including initial mine production of 4 million tonnes grading 10% copper and 2% tin – some of the highest value rock ever produced from a base metal mine. While Neves-Corvo continues on today as a world-class copper mine with Proven and Probable copper reserves* of 17.7 million tonnes grading 4.4% copper*, accelerated surface drill programs since 2005 have revealed that Neves-Corvo also represents one of the world’s largest repositories of zinc. Drilling between 2005 and 2007 alone has added 30 million tonnes of zinc resources containing 1.8 million tonnes of zinc metal. At year-end 2007 there were 56.5 million tonnes of Measured and Indicated zinc resources* containing 3.5 million tonnes of zinc metal.

After 20 years of mining, Neves-Corvo continues to be a major copper producer and now has large world-class zinc orebodies that are undergoing development studies.

Drill core was logged, split and sampled by Company personnel at the Neves-Corvo mine. Samples were subsequently bagged, sealed and shipped under the custody of Company personnel to the Company’s minesite assay laboratory where the samples were prepared and analyzed by standard industry-recognized assay methods. The drill program and technical data are under the management of Bob Carmichael, P.Eng. who is a Qualified Person pursuant to National Instrument 43-101 and has reviewed and verified the technical information contained in this news release.

*	Proven Copper	17.2 million tonnes @ 4.4% copper
	Probable Copper	0.5 million tonnes @ 2.8% copper
	Measured Zinc	38.6 million tonnes @ 5.7% zinc
	Indicated Zinc	17.9 million tonnes @ 7.4% zinc

Please see news release dated March 28, 2008 for complete description of current resource estimate.

ABOUT LUNDIN MINING

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: 604-689-7842
Josh Crumb, Senior Business Analyst: 416-342-5560
Robert Eriksson, Investor Relations Europe: +46 (701) 112615

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.